UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Grey Cloak Tech Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

397845108

(CUSIP Number)

Brian A. Lebrecht

c/o Clyde Snow & Sessions, P.C.

201 South Main Street, Suite 1300

Salt Lake City, UT 84111

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or

240.13d-1(g), check the following box. *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

CUSIP No. 397845108	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Nejman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7.	SOLE VOTING POWER 43,647,216
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER -
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 43,647,216
PERSON WITH	10.	SHARED DISPOSITIVE POWER -
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,647,216
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.17%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 397845108	13D	Page 3 of 6 Pages

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001, of Premier Biomedical, Inc., a Nevada corporation (the “Company”). The Company’s current principal executive offices are located at 10300 W. Charleston, Las Vegas, NV 89135.

Item 2. Identity and Background

This Statement is being filed by Joseph Nejman (sometimes referred to as the “Reporting Person”). Mr. Nejman’s address is: c/o the Company, 10300 W. Charleston, Las Vegas, NV 89135. Mr. Nejman is the President and a director of the Company. During the last five years, Mr. Nejman has not been convicted in a criminal proceeding. During the last five years, Mr. Nejman has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law. Mr. Nejman is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

On March 31, 2017, the Company entered into a Share Exchange Agreement by and among the Company, ShareRails, LLC, a Delaware limited liability company (“ShareRails”), the Reporting Person, Dmitry Chourpo and Joseph Nejman, in his capacity as the Selling Members’ Representative, whereby the Company issued and exchanged 91,619,170 shares of its common stock and 2,857,685 shares of its Series A Convertible Preferred Stock for all of the outstanding units of ShareRails (the “Exchange”).

Through the Exchange, ShareRails became a wholly-owned subsidiary of the Company and the Reporting Person was appointed to the Company’s Board of Directors and as an executive officer of the Company. The Reporting Person exchanged all of his ShareRails units for 7,500,000 shares of the Company’s common stock and 6,024,536 shares of the Company’s Series A Convertible Preferred Stock. Each share of Series A Preferred Stock is convertible at any time at the holder's option into six (6) fully paid and nonassessable shares of the Company’s common stock and is subject to adjustment for stock splits, stock dividends, distributions, subdivisions, capital reorganization, reclassification and combinations.

Item 4. Purpose of Transaction

The Reporting Person purchased the shares in the Exchange based on the Reporting Person’s belief that the Company’s securities received in the Exchange, when purchased, represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of shares at prices that would make the purchase or sale of shares desirable, the Reporting Person has and may continue to endeavor to increase or decrease his position in the Company through, among other things, the purchase or sale of shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable.

Except as set forth herein, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the following:

CUSIP No. 397845108	13D	Page 4 of 6 Pages

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Company;
(f)	Any other material change in the Company’s business or corporate structure, including but not limited to, if the company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
(j)	Any action similar to any of those enumerate above.

The Reporting Person intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of his securities, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Company as he deems appropriate, including: purchasing additional shares, exercising warrants to purchase shares, selling some or all of his shares, or changing his intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)       The Reporting Person now beneficially owns 43,647,216 shares of the Company’s common stock. Based on 72,508,922 shares issued and outstanding as reported on the Company’s Form 10-K for the period ended December 31, 2016, the Reporting Person currently has beneficial ownership of 40.17% of the outstanding shares of the Company’s common stock. The Reporting Person owns 7,500,000 shares of common stock and 6,024,536 shares of Series A Convertible Preferred Stock. Each share of preferred stock is convertible into six (6) shares of common stock at any time at the holder’s option.

CUSIP No. 397845108	13D	Page 5 of 6 Pages

(b)       The Reporting Person owns the following rights with respect to the shares of the Company’s common stock beneficially owned by him as of the date of this report:

Sole Voting Power: 43,647,216

Shared Voting Power: - 0 -

Sole Dispositive Power: 43,647,216

Shared Dispositive Power: - 0 –

(c)       The discussion above in Item 3 regarding the Exchange is incorporated herein by this reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

On March 31, 2017, the Reporting Person entered into a Shareholders Agreement by and among the Company, the Reporting Person, Fred Covely, William Bossung and Dmitry Chourpo (each a “Party” and collectively the “Parties”). The Parties agreed that no further issuances of Series A Convertible Preferred Stock would be made by the Company without the unanimous consent of the Parties. With certain exceptions for death, incapacity and estate planning transfers, the Parties also agreed that no shares of the Company’s common or preferred stock would be voluntarily sold, pledged, hypothecated, or otherwise transferred or permitted to be transferred in any manner or by any means whatsoever for a period of twelve (12) months from March 31, 2017.

The Shareholders Agreement also gives the Company the right to purchase the shares of a shareholder Party upon that Party’s death, incapacity, bankruptcy, withdrawal, divorce, dissolution, termination of the applicable commercial arrangement between the shareholder Party and the Company, or transfer in contravention of the Shareholders Agreement. If the Company does not purchase such shares, the right to purchase then passes to the other shareholder Parties, pro rata. This purchase right is terminated with respect to the Reporting Person when the Reporting Person individually and directly secures equity investments in the Company of an aggregate of $2,000,000 during the Reporting Person’s employment with the Company.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Ex. 99.1- Shareholders Agreement dated March 31, 2017.

CUSIP No. 397845108	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2017

/s/ Joseph Nejman
Name: Joseph Nejman